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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3*)

ActivCard Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00506J10

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the for displays a currently valid OMB control number.

SCHEDULE 13G/A
CUSIP No. 00506J10			Page 2 of 17

1.	Name of Reporting Person: Vertex Investment (II) Ltd ("VI2")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: —

		6.	Shared Voting Power: 0(1)

		7.	Sole Dispositive Power: —

		8.	Shared Dispositive Power: 0(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

(1)	VI2 sold all of the shares of Common Stock of ActivCard Corp. it held. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares held by VI2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of shares held by VI2.

SCHEDULE 13G/A
CUSIP No. 00506J10			Page 3 of 17

1.	Name of Reporting Person: Vertex Investment International (III) Inc. ("VII3")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: —

		6.	Shared Voting Power: 0(2)

		7.	Sole Dispositive Power: —

		8.	Shared Dispositive Power: 0(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

(2)	Certain shares of ActivCard Corp. were held in trust by Mr. Lee for VII3. VII3 and Mr. Lee Kheng Nam sold all of the shares of Common Stock of ActivCard Corp. they held. VVH, as the parent of VII3, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of shares held by VII3.

SCHEDULE 13G/A
CUSIP No. 00506J10			Page 4 of 17

1.	Name of Reporting Person: Vertex Asia Limited ("VAL")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: —

		6.	Shared Voting Power: 0(3)

		7.	Sole Dispositive Power: —

		8.	Shared Dispositive Power: 0(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

(3)	VAL sold all of the shares of Common Stock of ActivCard Corp. it held. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares held by VAL pursuant to a power of attorney granted by the reporting person to VM2.

SCHEDULE 13G/A
CUSIP No. 00506J10			Page 5 of 17

1.	Name of Reporting Person: Vertex Management (II) Pie Ltd ("VM2")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: —

		6.	Shared Voting Power: 0(4)

		7.	Sole Dispositive Power: —

		8.	Shared Dispositive Power: 0(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

(4)	VI2 and VAL sold all of the shares of Common Stock of ActivCard Corp. they held. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of shares held by VI2 and VAL pursuant to powers of attorney granted by VAL and VI2 to VM2. In addition, VVH, as the holder of more than 45% of the outstanding shares of VI2, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of shares held by VI2.

SCHEDULE 13G/A
CUSIP No. 00506J10			Page 6 of 17

1.	Name of Reporting Person: Lee Kheng Nam ("Lee")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: —

		6.	Shared Voting Power: 0(5)

		7.	Sole Dispositive Power: —

		8.	Shared Dispositive Power: 0(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

(5)	VI2, VAL and Mr. Lee sold all of the shares of Common Stock of ActivCard Corp. they held. Certain shares of ActivCard Corp. were held in trust by Mr. Lee for Vertex Investment International (I) Inc. (“VII1”) and VII3. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VAL and VI2 pursuant to powers of attorney granted by VAL and VI2 to VM2. In addition, VVH, as the holder of more than 45% of the outstanding shares of VI2 and 100% of the outstanding shares of VII1 and VII3, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VI2, VII1 and VII3.

SCHEDULE 13G/A
CUSIP No. 00506J10			Page 7 of 17

1.	Name of Reporting Person: Vertex Venture Holdings ("VVH")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: —

		6.	Shared Voting Power: 0(6)

		7.	Sole Dispositive Power: —

		8.	Shared Dispositive Power: 0(6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

(6)	VI2, Mr. Lee and VII3 sold all of the shares of Common Stock of ActivCard Corp. they held. Certain shares of ActivCard Corp. were held in trust by Mr. Lee for VII3 and VII1. VVH, as the parent of VII1 and VII3 and the holder of more than 45% of the outstanding shares of VI2, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VII1, VII3 and VI2. VM2 and its President, Mr. Lee Kheng Nam, may also be deemed to have the power to vote and dispose of the shares held by VI2 pursuant to powers of attorney granted by VI2 to VM2.

SCHEDULE 13G/A
CUSIP No. 00506J10			Page 8 of 17

1.	Name of Reporting Person: Ellensburg Holding Pte Ltd ("EHP")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: —

		6.	Shared Voting Power: 0(7)

		7.	Sole Dispositive Power: —

		8.	Shared Dispositive Power: 0(7)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

(7)	VI2, Mr. Lee and VII3 sold all of the shares of Common Stock of ActivCard Corp. they held. Certain shares of ActivCard Corp. were held in trust by Mr. Lee for VII3 and VII1. VVH, as the parent of VII1 and VII3 and the holder of more than 45% of the outstanding shares of VI2, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VII1, VII3 and VI2. VM2 and its President, Mr. Lee Kheng Nam, may also be deemed to have the power to vote and dispose of the shares held by VI2 pursuant to powers of attorney granted by VI2 to VM2.

SCHEDULE 13G/A
CUSIP No. 00506J10			Page 9 of 17

1.	Name of Reporting Person: Singapore Technologies Pte Ltd ("STPL")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: —

		6.	Shared Voting Power: 0(8)

		7.	Sole Dispositive Power: —

		8.	Shared Dispositive Power: 0(8)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

(8)	VI2, Mr. Lee and VII3 sold all of the shares of Common Stock of ActivCard Corp. they held. Certain shares of ActivCard Corp. were held in trust by Mr. Lee for VII3 and VII1. VVH, as the parent of VII1 and VII3 and the holder of more than 45% of the outstanding shares of VI2, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VII1, VII3 and VI2. VM2 and its President, Mr. Lee Kheng Nam, may also be deemed to have the power to vote and dispose of the shares held by VI2 pursuant to powers of attorney granted by VI2 to VM2.

SCHEDULE 13G/A

CUSIP No. 00506J10

Item 1.

(a)	Name of Issuer: ActivCard Corp.

(b)	Address of Issuer’s Principal Executive Offices: 6623 Dumbarton Circle Fremont, California 94555

Item 2.

(a)	Name of Person Filing:

     This Statement is filed by Vertex Investment (II) Ltd (“VI2”), Vertex Investment International (III) Inc. (“VII3”), Vertex Asia Limited (“VAL”), Vertex Management (II) Pte Ltd (“VM2”), Mr. Lee Kheng Nam (“Lee”), Vertex Venture Holdings Ltd (“VVH”), Ellensburg Holding Pte Ltd (“EHP”) and Singapore Technologies Pte Ltd (“STPL”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

     VM2 has been granted a power of attorney by VAL and VI2 to make all voting and divestment decisions with respect to all of the issuer’s shares held by VAL and VI2. Lee is President of VM2 and has power to make voting and divestment decisions pursuant to a power of attorney granted to VM2. As a result, VM2 and Lee may be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by VAL and VI2.

     VVH is the parent of VII3 and Vertex Investment International (I) Inc. (“VII1”) and owns more than 45% of the outstanding shares of VI2. EHP is the parent of VVH, and STPL is the parent of EHP. As a result of their share ownership positions, VVH, EHP and STPL may be deemed to control VI2, VII1 and VII3 and may therefore be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by such entities. VVH owns approximately 25% of the outstanding shares of VAL but disclaims beneficial ownership of the issuer’s shares held by VAL.

(b)	Address of Principal Business Office:
The address for VI2, VAL, VM2, Lee and VVH is:
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256

The address for VII3 is:
P. O. Box 957
Offshore Incorporations Centre
Road Town
Tortola, British Virgin Islands

CUSIP No. 00506J10

The address for EHP and STPL is:
51 Cuppage Road,
#09-01 StarHub Centre
Singapore 229469

	(c)	Citizenship:
VAL, VI2, VM2, VVH, EHP and STPL are each corporations organized under the laws of Singapore. VII3 is a corporation organized under the laws of the British Virgin Islands. Lee is a citizen of Singapore

	(d)	Title of Class of Securities:
Common shares of ActivCard Corp.

	(e)	CUSIP Number:
00506J10

Item 3.		Not Applicable

Item 4.		Ownership.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of December 31, 2003.

	(a)	Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.

	(b)	Percent of class:
See Row 11 of cover page for each Reporting Person.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for each Reporting Person.

As a result of sales of the shares of Common Stock of the Issuer, the Reporting Persons did not own any Ordinary Shares of the Issuer as of December 31, 2003.

Item 5.		Ownership of Five Percent or Less of a Class.

As of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 00506J10

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the organizational documents of each of VI2, VII1, VII3 and VAL, the shareholders of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a shareholder.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications
Not applicable.

CUSIP No. 00506J10

SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned’s respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

VERTEX INVESTMENT (II) LTD

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

	Name:	Lee Kheng Nam

	Title:	Director

VERTEX INVESTMENT INTERNATIONAL (III) INC

Dated: January 14, 2004	By:	/s/ Sim Mong Tee

	Name:	Sim Mong Tee

	Title:	Director

VERTEX ASIA LIMITED

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

	Name:	Lee Kheng Nam

	Title:	President of Vertex Management (II) Pte Ltd,

Attorney-in-Fact

VERTEX MANAGEMENT (II) PTE LTD

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

	Name:	Lee Kheng Nam

	Title:	President

LEE KHENG NAM

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

CUSIP No. 00506J10

VERTEX VENTURE HOLDINGS LTD

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

	Name:	Lee Kheng Nam

	Title:	Director

ELLENSBURG HOLDING PTE LTD

Dated: January 20, 2004	By:	/s/ Teo Soon Hock

	Name:	Teo Soon Hock

	Title:	Director

SINGAPORE TECHNOLOGIES PTE LTD

Dated: January 19, 2004	By:	/s/ Chua Su Li

	Name:	Chua Su Li

	Title:	Company Secretary

CUSIP No. 00506J10

EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing

CUSIP No. 00506J10

EXHIBIT A

Agreement of Joint Filing

     The undersigned hereby agree that a single Schedule 13G/A (or any amendment thereto) relating to the Common Stock of ActivCard Corp. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G/A.

VERTEX INVESTMENT (II) LTD

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

	Name:	Lee Kheng Nam

	Title:	Director

VERTEX INVESTMENT INTERNATIONAL (III) INC

Dated: January 14, 2004	By:	/s/ Sim Mong Tee

	Name:	Sim Mong Tee

	Title:	Director

VERTEX ASIA LIMITED

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

	Name:	Lee Kheng Nam

	Title:	President of Vertex Management (II) Pte Ltd,

Attorney-in-Fact

VERTEX MANAGEMENT (II) PTE LTD

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

	Name:	Lee Kheng Nam

	Title:	President

LEE KHENG NAM

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

CUSIP No. 00506J10

VERTEX VENTURE HOLDINGS LTD

Dated: January 14, 2004	By:	/s/ Lee Kheng Nam

	Name:	Lee Kheng Nam

	Title:	Director

ELLENSBURG HOLDING PTE LTD

Dated: January 20, 2004	By:	/s/ Teo Soon Hock

	Name:	Teo Soon Hock

	Title:	Director

SINGAPORE TECHNOLOGIES PTE LTD

Dated: January 19, 2004	By:	/s/ Chua Su Li

	Name:	Chua Su Li

	Title:	Company Secretary